

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 16 April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By :   ALAN McCULLOCH
        Assistant Secretary

Date of signing : 16 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Ian Russell

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial int
holder if it is a holding of that person's spouse or children under the age of 18
interest

Ian Russell

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Ian Russell

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of Partnership Shares and appropriation of Matching Shares under the Inl
Employee Share Ownership Plan

7) Number of shares/amount of
stock acquired

68 Shares (34 Partnership Shares and 34 Matching Shares)

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

11) Class of security

Ordinary 50p Shares

12) Price per share

363.5p

13) Date of transaction

8 April 2002

14) Date company informed

8 April 2002

15) Total holding following this notification

86,885

16) Total percentage holding of issued class following this notification

0.0047%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Charles Berry

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Charles Berry

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Charles Berry

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

68 Shares (34 Partnership Shares and 34 Matching Shares)

8) Percentage of issued class

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

363.5p

13) Date of transaction

8 April 2002

14) Date company informed

8 April 2002

15) Total holding following this notification

19,026

16) Total percentage holding of issued class following this notification

0.001%

If a director has been granted options by the company please complete the
following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

David Nish

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

David Nish

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

David Nish

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

363.5p

13) Date of transaction

8 April 2002

14) Date company informed

8 April 2002

15) Total holding following this notification

7,362

16) Total percentage holding of issued class following this notification

0.0004%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

n/a

22) Total number of shares or debentures over which options held
following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for
making this notification

Date of Notification 9 April 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Tuesday, 9 April 2002 12:33:09
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